December 23, 2019

Suren Ajjarapu
Chief Executive Officer
Trxade Group, Inc.
3840 Land O' Lakes Boulevard
Land O' Lakes, Florida 34639

       Re: Trxade Group, Inc.
           Registration Statement on Form S-1
           Filed December 17, 2019
           File No. 333-235540

Dear Mr. Ajjarapu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley at (202) 551-2545 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    David M. Loev